UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(b)

                           (Amendment No.__)


                       Flamel Technologies S.A.
                       ------------------------
                           (Name of Issuer)

                            Ordinary Shares
                            ---------------
                    (Title of Class of Securities)

                              338488 10 9
                              -----------
                            (CUSIP Number)

                           December 31, 2002
                           -----------------
        (Date of Event Which Requires Filing of This Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 338488 10 9              SCHEDULE 13G             Page 2 of 5 Pages



 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group            (a) [ ]

                                                                  (b) [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization        Delaware, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,296,262
    OWNED BY
      EACH          7    Sole Dispositive Power                         0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power               1,296,262

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                          1,296,262

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                  [ ]

 11   Percent of Class Represented by Amount in Row 9                8.0%

 12   Type of Reporting Person                                         IA

CUSIP 338488 10 9              SCHEDULE 13G             Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

            Flamel Technologies S.A.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Parc Club du Moulin a Vent
            33, avenue du Docteur Georges Levy
            69693 Venissieux Cedex France

Item 2(a).  Name of Person Filing:

            Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            12230 El Camino Real, Suite 100
            San Diego, CA  92130

Item 2(c).  Citizenship:

            United States.

Item 2(d).  Title of Class of Securities:

            Ordinary Shares

Item 2(e).  CUSIP Number:

            338488 10 9

Item 3.     Type of Reporting Person.

            If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

            (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 .

            (e) [x] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP 338488 10 9              SCHEDULE 13G             Page 4 of 5 Pages



            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under section
            3(c)(14) of the Investment Company Act of 1940;

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person.

          Bricoleur is filing this Schedule 13G because, as investment manager for certain accounts in which the securities reflected in Items 5-9 and 11 of page two of this Schedule 13G (the "Securities") are held, Bricoleur has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 338488 10 9              SCHEDULE 13G             Page 5 of 5 Pages


                                Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By ____________/s/_______________
                              Robert Poole, Management Committee Member


DATED: February 12, 2003